30/12 '02 MON 19:44 FAX +48 58 6286677 B Prawne Prokom 001

PROKOM SOFTWARE SA

FAX

03003178

to: **Division of Corporate Finance File No. 82-4700** **Securities and Exchange Commission, Washington, DC, USA** **+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 30 Dec 2002 *pages:* 1

subject: **CORPORATE GOVERNANCE STATEMENT**

The Management Board of Prokom Software SA informs, that:

The Management Board of Prokom Software SA get acquainted in detail with the content of Corporate Governance principles, referred to paragraph 22a.1 of WSE principles as well as with the necessity of acceptance of these principles by the companies which are the issuers of shares and terms in public trading, being defined by the Exchange Supervisory Board in their resolution 58/952/2002 dated on 16 October 2002.

The Management Board in common with the Supervisory Board will evaluate these principles from the point of view of possibility's of their implications in the scope justifying the Company's interests and its shareholders. To this end on 27 December 2002 the Supervisory Board passed the proper resolution.

30 Dec 2002 Krzysztof Wilski
Vice President of the Management Board

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

03 JAN -3 AM 10:07